Mail Stop 3561

February 2, 2006

Thomas Mills
President
Thrust Energy Corp.
807-1050 Burrard Street
Vancouver, British Columbia
Canada V6Z 2S3

Re: 	Thrust Energy Corp.
Form SB-2
Filed January 9, 2006
File No. 333-130922

Dear Mr. Mills:

      We have reviewed your filing and have the following comments.
Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please update your financial statements in accordance with Item 310(g) of Regulation S-B.

Prospectus Summary, page 3

2. Please revise to highlight briefly and more clearly here, as you explain elsewhere, the following:

* In addition to disclosing your ongoing operating losses, disclose that you have not generated any revenue to date and you have an accumulated shareholder deficit.
* Disclose here, as you do on page 19, that you cannot provide any timetable for drilling a well or earning any revenue from well production.
* Disclose here, as you do elsewhere, that you will not be able to generate revenue until you raise additional funds to locate and develop oil and gas properties and that even if the maximum number of securities is sold under this offering, the company`s business may fail because significant additional funds are required. Quantify the amount of additional funds you will require and state clearly whether or not you have any definite plans to obtain the financing. In this regard, we note the $500,000 estimate you disclose on page 16. Also disclose briefly, as you do on page 16, that you will not use proceeds from this offering to finance the drilling of a test well.
* You have no customers and you have developed no sales and marketing plans. We note your disclosure on page 17.
* Your two employees, who are also your directors, will devote only six hours per week to your business. We note your disclosure on page
9. Also disclose that you have not looked for or talked to any geologist, geoscientist or engineer who will perform work for you in the future, and you do not intend to do so until you complete this offering. We note your disclosure on page 18. Further disclose briefly, as you do on page 20, that you do not plan to hire any employees for the next 12 months.
* Quantify the percentage ownership that your directors will hold following this offering.

Risk Factors, page 5

Since we have only recently commenced business operations ..., page 5

3. Please revise to clarify briefly what business operations you have been conducting since your inception in 2004 and provide further detail under Description of Business at page 13. Your disclosure elsewhere suggests that you will not commence operations until after you complete this offering.

We have suffered operating losses since inception ..., page 5

4. Please revise this caption, the following caption, and your risk factor captions generally as appropriate so that they more clearly state what adverse consequence investors may suffer if the risk materializes.







Since our management has nominal experience in oil and gas exploration ..., page 9

5. Revise to clarify, if true, that your officers and directors have
"no" experience in oil and gas exploration. In this regard, we note your disclosure in the prospectus summary on page 3 and on page 13.
Also state more clearly whether or not you have retained any employees or consultants who do have experience in oil and gas exploration. Your disclosure under Use of Proceeds on page 11 indicates that you have not selected a consultant and that you will not unless you raise the minimum amount in this offering.

6. Please revise to include a risk factor disclosing the risk to investors due to regulation as a penny stock. We note your disclosure at page 24.

Use of Proceeds, page 11

7. Please revise to disclose the number of shares sold for each column in the table.

Determination of Offering Price, page 12

8. Please revise to provide more detail as to what factors you considered in determining the offering price. See Item 505 of Regulation S-B. In this regard, we note your disclosure on pages 9-
10 that "the offering price of our common stock was determined by us, and was based upon the amount of capital needed to implement our business plan, without considering assets, earnings, book value, net worth or other economic or recognized criteria or future value of our common stock." In your revisions, clarify how you determined that this offering price will be sufficient to implement your business plan, considering your disclosure on page 5 and elsewhere that your ability to continue as a going concern is dependent on obtaining additional financing, apparently beyond the amount you may raise in this offering.

Dilution, page 12

9. Please revise to explain more clearly that investors who purchase shares will:

* pay a price per share that substantially exceeds the value of your assets after subtracting your liabilities; and
* contribute ___ % of the total amount of your funding but will own only ___ % of the shares outstanding.

10. Please revise to include a risk factor disclosing the risk that dilution poses to investors.

11. Please revise to disclose the amount of proceeds and the number of shares sold for each column in the table.

12. Revise to provide the dilution disclosure as of the most recent practicable date, rather than based on August 31, 2005, figures.
See
Item 506 of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 13

13. We note that you plan to seek quotation on the OTC BB. Please disclose very briefly whether or not you have any arrangements with market makers to seek quotation.

Description of Business, page 13

14. Revise to clarify why you will seek a title opinion on the La
Vaca Prospect. Your disclosure suggests that your working interest and net revenue interest are sufficient for you to develop the property. Please revise here and elsewhere to explain more clearly what additional rights you require or are considering obtaining on that property.

15. You use a number of technical and industry-specific terms with which investors may not be familiar. Please revise to reduce the amount of technical and industry jargon so that your disclosure will be clear from its context. For example, on page 15, please revise to clarify in everyday language what you mean by "This may result in us being able to acquire only small leaseholds in areas with proven production horizons, or leaseholds in higher risk properties." Clarify what you mean by "production horizons."

16. We note your disclosure on page 16 that any productive wells may be "shut-in" due to lack of available pipeline capacity. Please revise provide more detail about this risk and include a risk factor.

17. Provide a clearer explanation of what a "net revenue interest" is. It is not clear from your definition what the economic effect of the company`s 75% net revenue interest is in La Vaca Prospect.

18. Clarify what the significance is to the company of not obtaining
3-D seismic data for the La Vaca Prospect (page 14). If this is something that is typically obtained in connection with oil and gas exploration, consider including a risk factor highlighting the company`s inability to obtain such information.

19. We note your disclosure that "[i]n the right circumstances, we will assume the entire risk of exploration." Clarify whether you intend to do so in connection with your exploration of the La Vaca Prospect.








Current Projects, page 16

20. Insert a small-scale map showing the location and access to your property. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-551-8607. Otherwise provide the map with your response letter for our review.

Competition, page 17

21. Clarify whether any of your competitors are also potential customers.

Management`s Discussion and Analysis and Plan of Operations, page
18

22. We note your statement that "We acquire undivided working interests in small exploration properties and non-operating interests in both producing and exploration projects throughout the United States and Canada." This suggests that you have a significant operating history of developing numerous oilfields throughout North
America. Revise to clarify here and elsewhere, as appropriate, that you have no operations to date and you have only a limited interest in a single property that has not yet been explored to determine whether or not it contains producible oil.

23. We note that you require $500,000 to proceed with test drilling on the La Vaca Prospect. Provide more detail on the type and timing of this financing. For example, clarify whether you plan to raise the necessary funds during this offering or wait until this offering is completed.

Plan of Operation, page 18

24. Revise to clarify in more specific detail what are your "planned business operations." In this regard, we note:

* your disclosure on page 16, that you will not use proceeds from this offering to finance the drilling of a test well;
* your disclosure on page 17 that you have no customers and you have developed no sales and marketing plans; and
* your disclosure on page 18 that you have not looked for or talked to any geologist, geoscientist or engineer who will perform work for you in the future, and you do not intend to do so until you complete this offering.

State clearly whether or not you have any definite plans to acquire interests in a producing oil or gas well.

Directors, Executive Officers, Promoters and Control Persons, page
20

25. Please revise to disclose how you plan to address any conflicts of interest that result from your directors` concurrent employment with Kingston Mines and their other business activities.

Involvement in Certain Legal Proceedings, page 21

26. Please revise to remove the qualification"[e]xcept as noted herein or below." Instead, provide the disclosure required by Item
401(d) of Regulation S-B under this heading so that investors may easily locate it.

Plan of Distribution, page 23

Terms of Sale of the Shares, page 25

27. Clarify whether subscribers have the right to withdraw their funds if you successfully sell the minimum amount, but have not yet terminated the offering.

28. Clarify under what circumstances the offering may be terminated in your discretion.

29. Please state clearly that changes in the material terms of the offering after the effective date of the registration statement would terminate the original offer and subscribers would then be entitled to a refund of their money. Material changes include the following:

* extension of the offering period beyond the disclosed time frame;
* change in the offering price;
* change in the minimum sales requirement;
* change to allow sales to affiliates in order to meet the minimum sales requirement;
* change in the amount of proceeds necessary to release the proceeds held in escrow; and
* change in the application of proceeds.

If the changes above occur, any new offering may be made by means of a post-effective amendment.

Financial Statements

Statement of Stockholders Equity, F-4

30. We note that you issued common stock on June 5, 2005 at
$0.00005
per share with a credit of $1,000 to common stock and a debit of
$500
to additional paid in capital. This appears to be an issuance of common stock below par value of $0.0001. Tell us why you did not record your below par issuance as an offset to common stock. Please revise or advise.

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Oil and Gas Activities, page F-8

31. We note your statement that you include exploratory dry hole cost in cash flow from investing activities within the cash flow statement. Tell us why you believe that exploratory dry hole cost should not be in operating activities within the cash flow statement.
Please revise or advise.

Part II - Information not Required in Prospectus, page II-1

Item 26. Recent Sales Of Unregistered Securities, page II-3

32. Revise to provide the disclosure required by Item 701 of Regulation S-B for the convertible debentures you issued to your president.

Item 28. Undertakings, page II-4

33. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8591fr.pdf.

Signatures

34. Please have your controller or principal accounting officer sign the registration statement. If one of your directors serves in that capacity, so indicate by revising to state the title of each position in which directors are signing. See Instructions for Signatures on
Form SB-2.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

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Thomas Mills
Thrust Energy Corp.
February 2, 2006
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